

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2021

John A. Riley, III
Chairman of the Board, President and Chief Executive Officer
Cullman Bancorp, Inc. /MD/
316 Second Avenue SW
Cullman, Alabama 35055

> **Re: Cullman Bancorp, Inc. /MD/**
> **Registration Statement on Form S-1**
> **Filed March 12, 2021**
> **File No. 333-254220**

Dear Mr. Riley:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed March 12, 2021

Risk Factors
The geographic concentration of our loan portfolio and lending activities..., page 22

1. Please disclose whether your local market area has experienced any material declines in real estate values during the last year or a material increase in the number of foreclosures.

Selected Consolidated Financial and Other Data, page 37

2. We note the allowance for loan losses as a percentage of non-performing loans of 1,788.64% herein, and on pages 54, 62, and 79. We also note your disclosure of the allowance for loan losses as a percentage of non-performing loans of 92.05% in Risk Factors on page 22. Please revise throughout the document as appropriate, or advise accordingly.

3.   On this note, we calculate the allowance for loan losses as a percentage of total loans at 1,935.25% at 12/31/20, and the non-performing loans as a percentage of total loans at 0.05% at 12/31/20. This is based on total non-performing loans of $122,000 at 12/31/20 (non-accrual loans of $18,000 and accruing loans past due 90 days or more of $104,000) from the table on page 77. Please revise throughout the document as appropriate, or advise accordingly.

Capitalization , page 46

4.   You disclose that the pro forma consolidated capitalization of New Cullman after giving effect to the conversion and offering is based upon the assumptions set forth in the "Pro Forma Data" section and you disclose Pro Forma total stockholders equity of $81,068 based upon the sale of 2,770,891 shares at $10.00. Please reconcile this with Pro Forma stockholders equity of $82,412 on page 50 as presented in "Pro Forma Date" and or revise your disclosures accordingly, including for the issuance of the various number of shares sold.

Item 16. Exhibits and Financial Statement Schedules, page II-3

5.   Please also include the participation interests in the Item 5 legal opinion.

General

6.   Please provide us with supplemental copies of all written Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Jessica Livingston at (202) 551-3448 to discuss how to submit the materials, if any, to us for our review.

7.   We note that the cover page of the registration statement indicates that Cullman Bancorp, Inc. and Cullman Savings Bank Profit Sharing Plan are the registrants. Please advise if Cullman Savings Bank Profit Sharing Plan is intended to be a co-registrant or remove that entity as a registrant.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at 202-551-3321 or Michelle Miller at 202-551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance